As filed with the U.S. Securities and Exchange Commission on March 3,  2004

                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                             ----------------------
               FAR EAST PHARMACEUTICAL TECHNOLOGY COMPANY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                       60 Wall Street, New York, NY 10005
                             Telephone (212)250-9100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------
                        Depositary Management Corporation
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-4800
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)
                                    Copy to:
                      Deutsche Bank Trust Company Americas
                            Attention: ADR Department
                                 60 Wall Street,
                            New York, New York 10005
                                 (212) 250-9100
It is proposed that this filing become effective under Rule 466

     [ ] immediately upon filing    [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]
                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
        Title of each class of                    Amount         Proposed           Proposed             Amount of
     Securities to be registered                  to be           maximum            maximum         registration fee
                                                registered    aggregate price       aggregate
                                                                per unit(1)      offering price(2)
---------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by         50,000,000         $0.05           $2,500,000            $316.75
American Depositary Receipts, each American      American
Depositary Share representing 100 ordinary      Depositary
shares of Far East Pharmaceutical Technology      Shares
Company Limited
=====================================================================================================================

(1)  Each Unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                Location in Form of American Depositary
Item Number and Caption                                         Receipt Filed Herewith as Prospectus
--------------------------------------------------------        -----------------------------------------------------
(1) Name and address of Depositary                              Introductory paragraph
(2) Title of American Depositary Receipts and identity          Face of American Depositary Receipt, top center
    of deposited securities
    Terms of Deposit:
    (i)    Amount of deposited securities represented           Face of American Depositary Receipt, upper
           by one unit of American Depositary Shares            right corner
    (ii)   Procedure for voting, if any, the deposited          Paragraphs (14) and (15)
           securities
    (iii)  Collection and distribution of dividends             Paragraphs (4), (12), (14), (15) and (18)
    (iv)   Transmission of notices, reports and proxy           Paragraphs (11), (15), (16), (17), (18) and (22)
           soliciting material
    (v)    Sale or exercise of rights                           Paragraphs (12), (13), (14), (15) and (18)
    (vi)   Deposit or sale of securities resulting from         Paragraphs (9) and (16)
           dividends, splits or plans of reorganization
    (vii)  Amendment, extension or termination of the           Paragraphs (20) and (21)
           Deposit Agreement
    (viii) Rights of holders of receipts to inspect the         Paragraph (12)
           transfer books of the Depositary and the
           list of Holders of receipts
    (ix)   Restrictions upon the right to deposit or            Paragraphs (2), (3), (4), (5), (8), (9), (17) and (18)
           withdraw the underlying securities
    (x)    Limitation upon the liability of the                 Paragraphs (17) and (21)
           Depositary
(3) Fees and Charges                                            Paragraph (9)


Item 2.  AVAILABLE INFORMATION

                                                                Location in Form of American Depositary
Item Number and Caption                                         Receipt Filed Herewith as Prospectus
--------------------------------------------------------        -----------------------------------------------------
(a)  Statement that Far East Pharmaceutical Technology          Paragraph (12)
Company furnishes the Securities and Exchange Commission
with certain public reports and documents required by
foreign law or otherwise under Rule 12g3-2(b) under the
Securities Exchange Act of 1934, as amended


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a)  Form of Deposit Agreement. Form of Deposit Agreement dated as of
          March , 2004 among Far East Pharmaceutical Technology Company Limited, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)  Certification under Rule 466. Not Applicable

     (f)  Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on February 18, 2004.



                                    Legal entity created by the form of
                                    Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares



                                    By:     DEUTSCHE BANK TRUST COMPANY
                                            AMERICAS, as Depositary



                                    By:      /s/Jeff Margolick
                                            ------------------------------
                                    Name:   Jeff Margolick
                                    Title:  Vice President



                                    By:      /s/Clare Benson
                                            ------------------------------
                                    Name:   Clare Benson
                                    Title:  Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Far East Pharmaceutical Technology Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2004.



                                    FAR EAST PHARMACEUTICAL TECHNOLOGY
                                    COMPANY LIMITED
                                    For and on behalf of Far East Pharmaceutical
                                    Technology Company Limited

                                    By:     /s/Cai Chong Zhen
                                            ----------------------------
                                    Name:   Cai Chong Zhen
                                    Title:  Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Cai Chong Zhen, Chen Ching Ken and Barton Tso Ming Sing , jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of March 1, 2004.


           Signatures                                    Title
           ----------                                    -----
        /s/Cai Chong Zhen       Executive Chairman of the Board of Directors and Chief
        -----------------           Executive Officer (Principal Executive Officer)
         Cai Chong Zhen


        /s/Chen Ching Ken          Executive Vice Chairman of the Board of Directors
        -----------------
         Chen Ching Ken


         /s/Zheng Guang Lan                          Finance Manager
         ------------------
          Zheng Guang Lan


      /s/Barton Tso Ming Sing                  Executive Managing Director
      -----------------------
      Barton Tso Ming Sing


          /s/Cai Cong Yi                           Executive Director
          --------------
            Cai Cong Yi


           /s/Chen Wei                             Executive Director
           -----------
            Chen Wei


            /s/Shen Ye                             Executive Director
            ----------
             Shen Ye


          /s/Hu Ling Po                           Non-Executive Director
          -------------
           Hu Ling Po


          /s/Yu Er Feng                            Non-Executive Director
          -------------
            Yu Er Feng

           Signatures                                    Title
           ----------                                    -----
        /s/George Boychuk           Authorized Representative in the United States
        -----------------
         George Boychuk

                                INDEX TO EXHIBITS

  Exhibit                                                                                    Sequentially
   Number                                                                                    Numbered Page
   ------                                                                                    --------------
(a)           Form of Deposit Agreement.

(d)           Opinion of counsel to the Depositary as to the legality of the securities to be registered.